1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 31, 2003	By:	/s/ CHEN GUANGSHUI
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

THIRD QUARTERLY REPORT FOR THE YEAR 2003

IMPORTANT

This announcement is made pursuant to the disclosure requirement under Paragraph 2(2) of the Listing Agreement.

The Company’s Board of Directors and the Directors confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content.

The Company’s chairman, Mr. Mo Liqi, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhang Baocai, confirm that financial statements of the Report are true and complete.

The financial statements in the Report of the Company have not been audited.

Summary of the results for the third quarter ended 30th September 2003:

•	This third quarterly report for the year 2003 (the “Report”) was prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies of China Securities Regulatory Commission.

•	All financial information contained in the Report is prepared in accordance with the PRC Generally Accepted Accounting Principles (“PRC GAAP”). The Company has also provided average coal sales price of the first three quarters of 2003 calculated in accordance with the basis reflected in its previous periodical reports as announced overseas. Please refer to the section headed “Brief analysis of general operating performance during the period under review”. Shareholders of the Company and public investors should be aware of the different calculation bases used in quarterly report, interim and annual reports when trading in shares in the Company.

•	During the period under review, revenue from principal operations was RMB2,156,976,000, representing a decrease of RMB5,789,000 or 0.3% over the same period last year. Realized net profit was RMB281,747,000, representing an increase of RMB24,092,000 or 9.4% over the same period last year.

•	During first three quarters of 2003, revenue from principal operations was RMB6,584,856,000, representing an increase of RMB641,721,000 or 10.8% over the same period last year. Realized net profit was RMB858,517,000, representing an increase of RMB15,917,000 or 1.9% over the same period last year.

•	Unless otherwise specified, the currency in the Report is denominated in Renminbi.

•	The information in this report is the same as that published on the Shanghai Stock Exchange, and this report is published simultaneously in the PRC and overseas.

1. GENERAL INFORMATION

1.1	General Information Stock abbreviation	Yanzhou Mei Ye	—	—
	Stock abbreviation before change (if applicable)	—	—	YZC
	Stock code	600188	1171
	Listed Stock Exchange	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	The New York Stock Exchange, Inc.

	Secretary of the Board of Directors	Representative of Securities Business
Name	Chen Guangshui	—
Contact address	40 Fushan Road, Zoucheng, Shandong Province, PRC	—

Tel	(0537)-5382319	—
Fax	(0537)-5383311	—
E-mail:	yzc@yanzhoucoal.com.cn	—

1.2 Financial Information

1.2.1 Major financial statistics and indexes

	At the end of this reporting period	At the end of the last financial year	Increase/ decrease
	(unaudited)	(audited)	(%)
Total assets (RMB)	12,993,946,042	12,983,548,363	0.1
Shareholders’ equity (excluding minority interest) (RMB)	10,710,937,695	9,658,573,023	10.9
Net assets per share (RMB)	3.732	3.365	10.9
Net assets per share after adjustment (RMB)	3.695	3.326	11.1

	Reporting period	From the beginning of this year to the end of this reporting period	Increase/decrease (%) of this reporting period over the same period last year
	(unaudited)	(unaudited)
Net cash flow from operating activities (RMB)	572,783,684	1,437,829,054	—
Earnings per share (RMB)	0.098	0.299	8.9
Return on net assets (%)	2.63	8.02	-0.8
Return on net assets after deducting extraordinary gain and loss (%)	2.74	8.17	1.1

Extraordinary gain and loss	Amount (RMB) first three quarters
Non-operating income	7,300,952
Non-operating expenses	24,675,194
Impact on income tax	399,106

Total	16,975,136

1.2.2 Statement of income

Yanzhou Coal Mining Company Limited

Consolidated Statement of income and profits appropriation

(For the periods ended 30th September)

Unit: RMB Yuan

			For the three months ended 30th September,		For the nine months ended 30th September,
			2003	2002	2003	2002
Item			The Group	The Group	The Group	The Group
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
1.	Net revenue from principal operations		2,156,975,818	2,162,764,863	6,584,855,636	_5,943,134,909
	Less:	Cost of principal operations	1,058,293,105	1,011,516,455	3,058,237,114	2,584,131,075
		Sales taxes and surcharges	31,433,092	18,843,760	85,088,086	69,333,365
2.	Profit from principal operations		1,067,249,621	1,132,404,648	3,441,530,436	3,289,670,469
	Add:	Profit from other operations	8,342,858	5,342,235	41,623,122	24,599,395
	Less:	Operating expenses	389,842,771	467,352,547	1,293,695,813	1,248,634,438
		Administrative expenses	246,555,089	258,092,147	845,798,260	743,956,704
		Financial expenses	6,950,704	13,497,133	35,073,260	44,492,896
3.	Operating Profit		432,243,915	398,805,056	1,308,586,225	1,277,185,826
	Add:	Investment income	5,998,113	—	7,476,446	—
		Subsidy income	—	2,035,035	4,495,207	2,035,035
		Non-operating income	3,529,136	453,537	7,300,952	2,203,890
	Less:	Non-operating expenses	15,816,581	7,944,557	24,675,194	12,441,130
4.	Total profit		425,954,583	393,349,071	1,303,183,636	1,268,983,621
	Less:	Income taxes	144,184,315	135,447,813	443,814,503	423,562,319
		Minority interest	23,567	246,923	851,921	2,821,055
5.	Net profit		281,746,701	257,654,335	858,517,212	_842,600,247
	Add:	Unappropriated profits at the beginning of the year	2,328,478,847	1,782,649,945	1,751,708,336	1,197,704,033
6.	Profit available for appropriation		2,610,225,548	2,040,304,280	2,610,225,548	2,040,304,280
	Less:	Appropriation to statutory common fund	—	—	—	—
		Appropriation to statutory common welfare fund	—	—	—	—
7.	Profits available for appropriation to shareholders		2,610,225,548	2,040,304,280	2,610,225,548	2,040,304,280
	Less:	Ordinary share dividend payable	—	—	—	—
8.	Unappropriated profits		2,610,225,548	2,040,304,280	2,610,225,548	2,040,304,280

Yanzhou Coal Mining Company Limited

Statement of income and profits appropriation

(For the periods ended 30th September)

Unit: RMB Yuan

			For the three months ended 30th September,		For the nine months ended 30th September,
			2003	2002	2003	2002
Item			The Company	The Company	The Company	The Company
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
1.	Net revenue from principal operations		2,156,975,818	2,162,764,863	6,584,855,636	5,943,134,909
	Less:	Cost of principal operations	1,058,619,590	1,010,715,010	3,058,663,583	2,589,394,690
		Sales taxes and surcharges	31,433,092	18,833,683	85,088,086	69,200,729
2.	Profit from principal operations		1,066,923,136	1,133,216,170	3,441,103,967	3,284,539,490
	Add:	Profit from other operations	7,799,125	4,129,228	36,953,205	18,981,927
	Less:	Operating expenses	389,224,009	467,665,626	1,291,774,586	1,245,127,172
		Administrative expenses	246,339,857	257,893,749	845,025,244	743,242,805
		Financial expenses	6,953,888	13,503,449	35,083,772	44,509,498
3.	Operating Profit		432,204,507	398,282,574	1,306,173,570	1,270,641,942
	Add:	Investment income	6,024,036	271,605	8,413,524	3,103,087
		Subsidy income	—	2,035,035	4,495,207	2,035,035
		Non-operating income	3,494,286	453,537	7,168,183	2,203,890
	Less:	Non-operating expenses	15,816,189	7,940,603	24,671,858	12,430,863
4.	Total profit		425,906,640	393,102,148	1,301,578,626	1,265,553,091
	Less:	Income taxes	144,159,939	135,447,813	443,061,414	422,952,844
		Minority interest	—	—	—	—
5.	Net profit		281,746,701	257,654,335	858,517,212	842,600,247
	Add:	Unappropriated profits at the beginning of the year	2,328,642,717	1,782,649,945	1,751,872,206	1,197,704,033
6.	Profit available for appropriation		2,610,389,418	2,040,304,280	2,610,389,418	2,040,304,280
	Less:	Appropriation to statutory common fund	—	—	—	—
		Appropriation to statutory common welfare fund	—	—	—	—
7.	Profits available for appropriation to shareholders		2,610,389,418	2,040,304,280	2,610,389,418	2,040,304,280
	Less:	Ordinary share dividend payable	—	—	—	—
8.	Unappropriated profits		2,610,389,418	2,040,304,280	2,610,389,418	2,040,304,280

1.3 Number of shareholders as at 30th September, 2003

As at 30th September, 2003, the Company had a total of 66,628 shareholders, of which one was a holder of state legal person shares, 66,515 were holders of A Shares and 112 were holders of H Shares.

2 MANAGEMENT DISCUSSION AND ANALYSIS

2.1 Brief analysis of general operating performance during the period under review

(1) Brief analysis of general operating performance during the period under review

Despite the impact of reduced coal export price, the Company achieved stable growth in operating results through its constant operating strategies of increasing coal output and sales, and stabilizing export volume over the period under review.

During the period under review, the Company’s revenue from principal operations was RMB2,156,976,000, which showed a decrease of RMB5,789,000 or 0.3%, as compared with the corresponding period last year, due mostly to the reduced average price for export coal. The cost of the Company’s principal operation increased by RMB46,777,000 or 4.6% to RMB1,058,293,000, mainly resulting from the output growth. The Company’s net profit reached RMB281,747,000, representing an increase of RMB24,092,000 or 9.4% over that of the same period last year.

As compared with the corresponding period last year, the Company recorded an increase of coal production by 0.98 million tonnes or 10.4% to 10.47 million tonnes, and an increase of sales volume for coal by 360,000 tonnes or 3.7% to 10.04 million tonnes for the period under review. Coal transported by the Railway Assets reached 6.92 million tonnes, which is comparable to that of the same period last year.

(2) Brief analysis of general operating performance during first three quarters

During first three quarters of this year, the Company’s revenue from principal operations showed an increase of RMB641,721,000 or 10.8%, as compared with the corresponding period last year, to RMB6,584,856,000. Among the revenue, income from sales of coal increased to RMB6,466,504,000, up by RMB626,702,000 or 10.7%. Increase in sales volume of coal contributed to a rise of revenue from principal operations by RMB938,295,000. A drop in coal price, however, reduced the revenue by RMB311,593,000. Coal transported by the Railway Assets increased by RMB15,019,000 or 14.5% to RMB118,352,000.

The Company’s cost of principal operations was RMB3,058,237,000, representing an increase of RMB474,106,000 or 18.3% over that of the same period last year. Cost of coal sold was RMB3,011,745,000, which has increased by RMB463,626,000 or 18.2% as compared with that of the same period last year. This was mainly due to an increase in sales volume and employees’ wages. The unit cost of coal sold was RMB100.33/tonne, representing an increase of RMB1.8/tonne or 1.8% as compared with that of the same period in the previous year. This was mainly due to an increase in safety production investment and employees’ wages. Cost of the services provided by the Railway Assets was RMB46,492,000, representing an increase of RMB10,480,000 or 29.1% as compared with that of the same period in the previous year.

As compared with first three quarters of last year, profit from principal operations increased by RMB151,860,000 or 4.6% to RMB3,441,530,000, net profit increased by RMB15,917,000 or 1.9% to RMB858,517,000 for the same period this year.

During first three quarters of this year, the Company recorded an increase of coal production by 3.53 million tonnes or 12.3% to 32.31 million tonnes, and an increase of sales volume for coal by 4.16 million tonnes or 16.1% to 30.02 million tonnes over the same period last year. Sales to the domestic market was 19.55 million tonnes, representing an increase of 4.56 million tonnes or 30.4%. Sales to overseas market was 10.47 million tonnes, representing a decrease of 0.41 million tonnes or 3.7% over that of the same period last year.

During first three quarters of this year, the Company’s average coal price was RMB215.42/tonne, representing a decrease of RMB10.38/tonne or 4.6% as compared with that of the same period last year. The average domestic coal price was RMB192.41/tonne, representing a decrease of RMB2.00/tonne or 1.0% as compared with that of the same period last year. The average export coal price was RMB258.38/tonne, representing a decrease of RMB10.71/tonne or 4.0% as compared with that of the same period last year.The decrease in average coal price was principally due to: (1) the average contract price for export coal in 2003 was lower than that of the same period last year; and (2) sales of mixed coal and other types of coal with lower selling prices in domestic market increased substantially.

The following table sets out the Company’s average coal prices during the first three quarters of this year:

	Unit: RMB/ tonne
	2003		2002		2002
	Third quarter	First three quarters	Third quarter	First three quarters
Average coal sales price	210.90	215.42	219.97	225.80	225.63
Including: domestic sales	189.81	192.41	193.90	194.41	194.78
export sales	248.52	258.38	255.05	269.09	269.53

During first three quarters of this year, coal transported by the Railway Assets reached 20.78 million tonnes, representing an increase of 0.78 million tonnes or 3.9%, as compared with that of the same period last year.

(3)	Coal sales prices for the first three quarters calculated in accordance with the basis reflected in its previous periodical reports as announced overseas

As calculated in accordance with the basis reflected in its previous periodical reports as announced overseas, the average coal sales price for the first three quarters was RMB171.26/tonne, representing a decrease of RMB6.26/tonne or 3.5% over that of the same period last year. Average domestic sales price was RMB166.28/tonne, representing an increase of RMB0.47/tonne or 0.3% over that of the same period last year. Average export sales price was RMB180.56/tonne, representing a decrease of RMB13.10/tonne or 6.8% over that of the same period last year.

Average coal sales prices calculated in accordance with the basis reflected in its previous periodical reports as announced overseas:

	Unit: RMB/tonne
	2003		2002		2002
	Third quarter	First three quarters	Third quarter	First three quarters
Average coal sales price	170.57	171.26	171.70	177.52	177.30
Including: domestic sales	166.29	166.28	162.31	165.81	165.87
export sales	178.19	180.56	184.32	193.66	193.55

2.1.1	Information on principal operations or products which contributed 10% or more to the revenue from principal operations or profit from principal operations.

Industries/products	Revenue from principal operations	Cost of principal operations	Gross profit ratio
	(RMB thousand)	(RMB thousand)	(%)
Coal mining & preparation	2,117,206	1,045,658	50.61
Including: connected transactions	61,431	30,341	50.61

2.1.2	Seasonal or periodical factors for the Company’s operation

☐ Applicable	Ö Not applicable

2.1.3	Financial information on results for the reporting period (major changes in the proportion of the following items which constituted the total profit as compared with the previous reported period and the reasons thereof: profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating income and expenses)

			In relation to profit (%)
	Period under review	For the six months ended 30th June, 2003	Period under review	For the six months ended 30th June, 2003	Increase/ decrease
	(RMB thousand)	(RMB thousand)			(%)
Profit from principal operations	1,067,250	2,374,281	250.55	270.66	-7.4
Profit from other operations	8,343	33,280	1.96	3.79	-48.3
Expenses	643,349	1,531,219	151.04	174.55	-13.5
Investment income	5,998	1,478	1.41	0.17	729.4
Subsidy income	—	4,495	—	0.51	—
Net non-operating income and expenses	-12,287	-5,087	-2.88	-0.58	—
Total profit	425,955	877,229	100.00	100.00	0.0

The proportion of the profit from other operations in the total profit of the Company decreased from 3.79% to 1.96% as compared with the previous reported period. This was mainly due to a decrease in profit from the sales of materials.

The proportion of investment income in the total revenue of the Company increased from 0.17% to 1.41% as compared with the previous reported period. This was mainly due to an income from capital investment in shares of Shenneng received in the period under review.

During the period under review, no subsidy income was received.

2.1.4	Details and explanation on major changes in principal operation and its composition as compared with the previous reported period

☐ Applicable	Ö Not applicable

2.1.5	Details and explanation on major changes in the profit generating ability (gross profit ratio) of principal operations as compared with the previous reported period

☐ Applicable	Ö Not applicable

2.2	Major events and their impact and analysis on the solutions

☐ Applicable	Ö Not applicable

2.3	Details and reasons for changes in accounting policies, accounting estimations, scope of consolidation and significant accounting errors

☐ Applicable	Ö Not applicable

2.4	Explanations made by the Board and the Supervisory Committee under the situation that an audit report with “non-standard opinion” was issued

☐ Applicable	Ö Not applicable

2.5	Caution and explanations for possible loss or material changes in net profit in the period from the beginning of this year to the end of the next reporting period as compared with the same period in last year

☐ Applicable	Ö Not applicable

2.6	Subsequent changes on those already disclosed annual business plan or budget of the Company

☐ Applicable	Ö Not applicable

Note:	The full versions of the Company’s balance sheet, statement of income and cash flow statement for the third quarter of 2003, are published on the websites of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited Mo Liqi
Chairman of the Board

Shandong Province, PRC, 24th October, 2003

Appendix

YANZHOU COAL MINING COMPANY LIMITED

BALANCE SHEET

at 30th September, 2003

	The Group		The Company
	30th September, 2003	31st December, 2002	30th September, 2003	31st December, 2002
	RMB	RMB	RMB	RMB
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Bank balances and cash	1,491,474,362	1,595,933,728	1,488,467,963	1,592,397,958
Current investments	188,702,100	88,702,100	188,702,100	88,702,100
Notes receivable	625,154,139	239,974,223	625,154,139	239,974,223
Dividends receivable	—	—	—	655,479
Accounts receivable	521,608,269	573,446,193	521,608,269	573,446,193
Other receivables	211,131,788	223,141,786	210,104,315	222,698,314
Prepayments	75,784,862	146,339,631	74,117,706	145,812,599
Subsidies receivable	306,727,343	342,595,878	306,727,343	342,595,878
Inventories	488,791,796	576,579,303	484,944,680	569,496,944
Deferred expenses	105,792,905	110,560,888	105,792,905	110,560,888
TOTAL CURRENT ASSETS	4,015,167,564	3,897,273,730	4,005,619,420	3,886,340,576
LONG-TERM EQUITY INVESTMENTS	42,064,539	31,897,684	46,489,483	36,672,090
FIXED ASSETS:
Fixed assets—cost	13,605,839,459	13,632,796,969	13,605,018,635	13,631,983,945
Less: Accumulated depreciation	6,172,022,866	5,480,779,065	6,171,725,073	5,480,563,829
Fixed assets—net book value	7,433,816,593	8,152,017,904	7,433,293,562	8,151,420,116
Materials for constructing fixed assets	1,773,041	1,899,659	1,773,041	1,899,659
Fixed assets under construction	705,293,447	123,022,757	705,293,447	123,022,757
TOTAL FIXED ASSETS	8,140,883,081	8,276,940,320	8,140,360,050	8,276,342,532
INTANGIBLE ASSETS	795,830,858	777,436,629	795,830,858	777,436,629
TOTAL ASSETS	12,993,946,042	12,983,548,363	12,988,299,811	12,976,791,827

Prepared by:	Yanzhou Coal Mining Company Limited	Legal Representative:	Mo Liqi
		Person in Charge of Accounting Work:	Wu Yuxiang
		Responsible Person of the Accounting Department:	Zhang Baocai

YANZHOU COAL MINING COMPANY LIMITED

BALANCE SHEET—continued

at 30th September, 2003

	The Group		The Company
	30th September, 2003 RMB	31st December, 2002 RMB	30th September, 2003 RMB	31st December, 2002 RMB
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable	—	108,001,674	—	108,001,674
Accounts payable	316,126,870	557,175,701	316,007,142	556,939,363
Advances from customers	257,847,654	171,826,093	257,472,854	170,508,547
Salaries and wages payable	46,686,166	46,389,189	46,686,166	46,389,189
Dividends payable	—	298,480,000	—	298,480,000
Taxes payable	350,382,152	206,139,942	350,634,501	206,021,490
Other payables	293,913,502	542,999,385	292,532,280	542,851,634
Accrued expenses	149,990,980	—	149,990,980	—
Provisions	158,055,233	83,043,947	158,055,233	83,043,947
Long-term payable due within one year	13,247,800	13,247,800	13,247,800	13,247,800
TOTAL CURRENT LIABILITIES	1,586,250,357	2,027,303,731	1,584,626,956	2,025,483,644
LONG-TERM LIABILITIES:
Long-term loan	600,000,000	1,200,000,000	600,000,000	1,200,000,000
Long-term payable	92,735,160	92,735,160	92,735,160	92,735,160
TOTAL LONG-TERM LIABILITIES	692,735,160	1,292,735,160	692,735,160	1,292,735,160
TOTAL LIABILITIES	2,278,985,517	3,320,038,891	2,277,362,116	3,318,218,804
MINORITY INTEREST	4,022,830	4,936,449	—	—
SHAREHOLDERS’ EQUITY:
Share capital	2,870,000,000	2,870,000,000	2,870,000,000	2,870,000,000
Capital reserves	4,648,368,800	4,454,521,340	4,648,368,800	4,454,521,340
Surplus reserves	582,343,347	582,343,347	582,179,477	582,179,477
Including: Statutory common welfare fund	194,141,761	194,141,761	194,059,826	194,059,826
Retained earnings	2,610,225,548	1,751,708,336	2,610,389,418	1,751,872,206
TOTAL SHAREHOLDERS’ EQUITY	10,710,937,695	9,658,573,023	10,710,937,695	9,658,573,023
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,993,946,042	12,983,548,363	12,988,299,811	12,976,791,827

Prepared by:	Yanzhou Coal Mining Company Limited	Legal Representative:	Mo Liqi

		Person in Charge of Accounting Work:	Wu Yuxiang

		Responsible Person of the Accounting Department:	Zhang Baocai

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF INCOME AND PROFITS APPROPRIATION

for the period from 1st January, 2003 To 30th September, 2003

			The Group For the three months ended 30th September,		The Group For the nine months ended 30th September,
			2003	2002	2003	2002
ITEM			RMB	RMB	RMB	RMB
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1.	Revenue from principal operations		2,156,975,818	2,162,764,863	6,584,855,636	5,943,134,909
	Less:	Cost of principal operations	1,058,293,105	1,011,516,455	3,058,237,114	2,584,131,075
		Sales taxes and surcharges	31,433,092	18,843,760	85,088,086	69,333,365
2.	Profit from principal operations		1,067,249,621	1,132,404,648	3,441,530,436	3,289,670,469
	Add:	Profits from other operations	8,342,858	5,342,235	41,623,122	24,599,395
	Less:	Operating expenses	389,842,771	467,352,547	1,293,695,813	1,248,634,438
		General and administrative expenses	246,555,089	258,092,147	845,798,260	743,956,704
		Financial expenses	6,950,704	13,497,133	35,073,260	44,492,896
3.	Operating profit		432,243,915	398,805,056	1,308,586,225	1,277,185,826
	Add:	Investment income	5,998,113	—	7,476,446	—
		Subsidy income	—	2,035,035	4,495,207	2,035,035
		Non-operating income	3,529,136	453,537	7,300,952	2,203,890
	Less:	Non-operating expenses	15,816,581	7,944,557	24,675,194	12,441,130
4.	Total profits		425,954,583	393,349,071	1,303,183,636	1,268,983,621
	Less:	Income taxes	144,184,315	135,447,813	443,814,503	423,562,319
		Minority interest	23,567	246,923	851,921	2,821,055
5.	Net profit		281,746,701	257,654,335	858,517,212	842,600,247
	Add:	Retained earnings at the beginning of the year	2,328,478,847	1,782,649,945	1,751,708,336	1,197,704,033
6.	Profits available for appropriation		2,610,225,548	2,040,304,280	2,610,225,548	2,040,304,280
	Less:	Appropriations to statutory common reserve fund	—	—	—	—
		Appropriations to statutory common welfare fund	—	—	—	—
7.	Profits available for appropriation to shareholders		2,610,225,548	2,040,304,280	2,610,225,548	2,040,304,280
	Less:	Ordinary share dividend	—	—		—
8.	Retained earnings		2,610,225,548	2,040,304,280	2,610,225,548	2,040,304,280

Prepared by:	Yanzhou Coal Mining Company Limited	Legal Representative:	Mo Liqi
		Person in Charge of Accounting Work:	Wu Yuxiang
		Responsible Person of the Accounting Department:	Zhang Baocai

YANZHOU COAL MINING COMPANY LIMITED

STATEMENT OF INCOME AND PROFITS APPROPRIATION

for the period from 1st January, 2003 To 30th September, 2003

			The Group For the three months ended 30th September,		The Group For the nine months ended 30th September,
			2003	2002	2003	2002
ITEM			RMB	RMB	RMB	RMB
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1.	Revenue from principal operations		2,156,975,818	2,162,764,863	6,584,855,636	5,943,134,909
	Less:	Cost of principal operations	1,058,619,590	1,010,715,010	3,058,663,583	2,589,394,690
		Sales taxes and surcharges	31,433,092	18,833,683	85,088,086	69,200,729
2.	Profit from principal operations		1,066,923,136	1,133,216,170	3,441,103,967	3,284,539,490
	Add:	Profits from other operations	7,799,125	4,129,228	36,953,205	18,981,927
	Less:	Operating expenses	389,224,009	467,665,626	1,291,774,586	1,245,127,172
		General and administrative expenses	246,339,857	257,893,749	845,025,244	743,242,805
		Financial expenses	6,953,888	13,503,449	35,083,772	44,509,498
3.	Operating profit		432,204,507	398,282,574	1,306,173,570	1,270,641,942
	Add:	Investment income	6,024,036	271,605	8,413,524	3,103,087
		Subsidy income	—	2,035,035	4,495,207	2,035,035
		Non-operating income	3,494,286	453,537	7,168,183	2,203,890
	Less:	Non-operating expenses	15,816,189	7,940,603	24,671,858	12,430,863
4.	Total profits		425,906,640	393,102,148	1,301,578,626	1,265,553,091
	Less:	Income taxes	144,159,939	135,447,813	443,061,414	422,952,844
		Minority interest	—	—	—	—
5.	Net profit		281,746,701	257,654,335	858,517,212	842,600,247
	Add:	Retained earnings at the beginning of the year	2,328,642,717	1,782,649,945	1,751,872,206	1,197,704,033
6.	Profits available for appropriation		2,610,389,418	2,040,304,280	2,610,389,418	2,040,304,280
	Less:	Appropriations to statutory common reserve fund	—	—	—	—
		Appropriations to statutory common welfare fund	—	—	—	—
7.	Profits available for appropriation to shareholders		2,610,389,418	2,040,304,280	2,610,389,418	2,040,304,280
	Less:	Ordinary share dividend	—	—		—
8.	Retained earnings		2,610,389,418	2,040,304,280	2,610,389,418	2,040,304,280

Prepared by:	Yanzhou Coal Mining Company Limited	Legal Representative:	Mo Liqi
		Person in Charge of Accounting Work:	Wu Yuxiang
		Responsible Person of the Accounting Department:	Zhang Baocai

YANZHOU COAL MINING COMPANY LIMITED

CASH FLOW STATEMENT

for the period from 1st January, 2003 to 30th September, 2003

		The Group	The Company	The Group	The Company
		For the three months ended 30th September, 2003		For the nine months ended 30th September, 2003
	ITEM	RMB	RMB	RMB	RMB
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1.	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods or rendering of services	2,252,721,328	2,253,928,874	6,895,183,941	6,893,834,658
	Refunds of taxes	5,540,000	5,540,000	35,868,535	35,868,535
	Other cash received relating to operating activities	154,751,794	154,313,311	564,579,076	559,776,390
	Sub-total of cash inflows	2,413,013,122	2,413,782,185	7,495,631,552	7,489,479,583
	Cash paid for goods and services	593,773,123	594,303,220	1,811,831,356	1,811,933,960
	Cash paid to and on behalf of employees	350,691,847	350,854,219	1,063,229,871	1,063,211,245
	Taxes and surcharges paid	235,109,245	234,184,917	654,546,635	653,451,716
	Other cash paid relating to operating activities	660,655,223	659,988,275	2,528,194,636	2,526,239,596
	Sub-total of cash outflows	1,840,229,438	1,839,330,631	6,057,802,498	6,054,836,517
	NET CASH FLOW FROM OPERATING ACTIVITIES	572,783,684	574,451,554	1,437,829,054	1,434,643,066
2.	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from the returns of investments	5,998,113	5,998,113	7,476,446	9,418,465
	Net cash received from disposal of fixed assets and other long-term assets	3,409,500	3,409,500	16,207,232	16,207,232
	Reduction of bank deposit	9,763,471	9,763,471	24,118,554	24,118,554
	Sub-total of cash inflows	19,171,084	19,171,084	47,802,232	49,744,251
	Cash paid to acquire fixed assets and other long-term assets	433,716,417	433,716,417	682,533,703	682,525,903
	Cash paid for investments	10,166,855	10,166,855	110,166,855	110,166,855
	Sub-total of cash outflows	443,883,272	443,883,272	792,700,558	792,692,758
	NET CASH FLOW FROM INVESTING ACTIVITIES	(424,712,188)	(424,712,188)	(744,898,326)	(742,948,507)
3.	CASH FLOW FROM FINANCING ACTIVITIES:
	Repayments of borrowings	—	—	600,000,000	600,000,000
	Cash paid for interest expenses	11,552,000	11,552,000	46,706,000	46,706,000
	Dividends paid	124,800,000	124,800,000	124,800,000	124,800,000
	Dividends paid to minority shareholder of a subsidiary	—	—	1,765,540	—
	Sub-total of cash outflows	136,352,000	136,352,000	773,271,540	771,506,000
	NET CASH FLOW FROM FINANCING ACTIVITIES	(136,352,000)	(136,352,000)	(773,271,540)	(771,506,000)
4.	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	—	—	—	—
5.	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,719,496	13,387,366	(80,340,812)	(79,811,441)

Prepared by:	Yanzhou Coal Mining Company Limited	Legal Representative:	Mo Liqi
		Person in Charge of Accounting Work:	Wu Yuxiang
		Responsible Person of the Accounting Department:	Zhang Baocai

YANZHOU COAL MINING COMPANY LIMITED

CASH FLOW STATEMENT

for the period from 1st January, 2003 to 30th September, 2003

			The Group	The Company	The Group	The Company
ITEM			For the three months ended 30th September, 2003		For the nine months ended 30th September, 2003
			RMB	RMB	RMB	RMB
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
SUPPLEMENTAL INFORMATION:
1.	RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES:
	Net profit		281,746,701	281,746,701	858,517,212	858,517,212
	Add:	Minority interest	23,567	—	851,921	—
		Provision for bed debts or bad debts written off	64,573	64,573	30,299,174	30,299,174
		Depreciation of fixed assets	241,622,992	241,602,196	729,598,854	729,516,297
		Provision for Wei Jian Fei	62,811,630	62,811,630	193,847,460	193,847,460
		Amortization of intangible assets and other assets	7,169,066	7,169,066	21,605,771	21,605,771
		Losses on disposal of fixed assets and other long-term assets	(1,049,923)	(1,049,923)	763,856	763,856
		Decrease (increase) in deferred expenses	(1,043,703)	(1,043,703)	4,767,983	4,767,983
		Increase (decrease) in accrued expenses	1,053,973	1,053,973	109,990,980	109,990,980
		Financial expenses	11,552,000	11,552,000	46,706,000	46,706,000
		Loss (profit) on investment	(5,998,113)	(6,024,036)	(7,476,446)	(8,413,524)
		Decrease (increase) in inventories	58,974,707	58,125,923	87,787,507	84,552,264
		Decrease (increase) in receivables under operating activities	(40,699,509)	(39,387,306)	(249,355,864)	(247,631,739)
		Increase (decrease) in payables under operating activities	(43,444,277)	(42,169,540)	(390,075,354)	(389,878,668)
	NET CASH FLOW FROM OPERATING ACTIVITIES		572,783,684	574,451,554	1,437,829,054	1,434,643,066
2.	NET INCREASE IN CASH AND CASH EQUIVALENTS:
	Cash at the end of the period		1,463,832,320	1,460,825,921	1,463,832,320	1,460,825,921
	Less:	Cash at the beginning of the period	1,452,112,824	1,447,438,555	1,544,173,132	1,540,637,362
	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		11,719,496	13,387,366	(80,340,812)	(79,811,441)

Prepared by:	Yanzhou Coal Mining Company Limited	Legal Representative:	Mo Liqi
		Person in Charge of Accounting Work:	Wu Yuxiang
		Responsible Person of the Accounting Department:	Zhang Baocai